

07006163


MAR 2 2007
WASH. D.C.
186
SEC

D STATES
:CHANGE COMMISSION
n, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8 - 36653

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
S&P Investors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12720 Hillcrest Road, Suite 108
(No. and Street)

Dallas	Texas	75230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stuart G. Potter, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **S&P Investors, Inc.**, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



ANITA FOUGHT
Notary Public, State of Texas
My Comm. Expires 05/29/08

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S&P INVESTORS, INC.

FINANCIAL REPORT

DECEMBER 31, 2006

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
S&P Investors, Inc.

We have audited the accompanying statement of financial condition of S&P Investors, Inc. as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S&P Investors, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PHILLIP V. GEORGE, PLLC

Irving, Texas
March 26, 2007

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

S&P INVESTORS, INC.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$ 231,268
Commissions receivable from clearing broker/dealer	6,581
Marketable securities	76,975
Clearing deposit	6,022
Property and equipment, net of accumulated depreciation of $65,690	803
Other assets	2,250
TOTAL ASSETS	$ 323,899

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$ 10,889
Commissions payable	162,640
Accrued expenses	35,000
Income taxes payable	4,200
TOTAL LIABILITIES	212,729

Stockholders' Equity

Common stock, 5,000,000 shares authorized of no par value, 2,550,000 shares issued and 2,168,966 shares outstanding	40,000
Additional paid-in capital	7,982
Retained earnings	73,188
	121,170
Treasury stock, 381,034 shares at cost	(10,000)
TOTAL STOCKHOLDERS' EQUITY	111,170
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 323,899

See notes to financial statements.

S&P INVESTORS, INC.
Statement of Income
Year Ended December 31, 2006

Revenue	
Securities commissions	$ 1,742,424
Finders fees	539,750
Other revenue	75,425
TOTAL REVENUE	2,357,599
Expenses	
Compensation and related costs	1,985,692
Clearing charges	212,908
Communications	40,942
Occupancy and equipment costs	27,259
Promotional costs	1,289
Regulatory fees and expenses	34,499
Other expenses	32,340
TOTAL EXPENSES	2,334,929
Net income before other income and provision for income taxes	22,670
Other Income	
Realized gain on marketable securities	2,607
Unrealized gain on marketable securities	2,795
Total other income	5,402
Net income before provision for income taxes	28,072
Provision for income tax	4,200
NET INCOME	$ 23,872

See notes to financial statements.

S&P INVESTORS, INC.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2006

	Common Shares Issued	Treasury Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at December 31, 2005	2,550,000	381,034	$ 40,000	$ 7,982	$ 49,316	$ (10,000)	$ 87,298
Net income	-	-	-	-	23,872	-	23,872
Balances at December 31, 2006	2,550,000	381,034	$ 40,000	$ 7,982	$ 73,188	$ (10,000)	$ 111,170

See notes to financial statements.

S&P INVESTORS, INC.
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 23,872
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	777
Realized gain on marketable securities	(2,607)
Unrealized gain on marketable securities	(2,795)
Change in assets and liabilities	
Increase in commissions receivable from clearing broker/dealer	(6,017)
Decrease in prepaid expenses	2,905
Increase in clearing deposit	(5)
Decrease in accounts payable	(25,342)
Increase in commissions payable	55,832
Increase in accrued expenses	35,000
Increase in income taxes payable	4,200
Net cash provided by operating activities	85,820
Cash flows from investing activities:	
Purchase of marketable securities	(3,246)
Proceeds from sale of marketable securities	5,853
Exercise of non-marketable warrants	(19,200)
Net cash used in investing activities	(16,593)
Net increase in cash and cash equivalents	69,227
Cash and cash equivalents at beginning of year	162,041
Cash and cash equivalents at end of year	$ 231,268

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ 403
Income taxes	$ -

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

S&P Investors, Inc. (Company) was organized in August 1986 as a Texas corporation. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is registered as an investment advisor with the state of Texas. The Company's customers are primarily individuals in Texas.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash and cash equivalents, receivables, accounts payable and accrued expenses are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are also recorded at estimated fair value, determined using quoted market prices, where available, or third-party pricing services.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2006, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities are held for investment purposes. The increase or decrease in fair value is credited or charged to operations.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided for by accelerated methods using estimated lives of five to seven years.

Treasury Stock

Treasury stock is accounted for using the cost method.

Securities Transactions

Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

Finders Fees

Revenue from finders fees is recorded when earned.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $6,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital and net capital requirements of $86,644 and $14,182, respectively. The Company's net capital ratio was 2.46 to 1.

Note 4 - Marketable Securities

Marketable securities consist of 2,500 shares of common stock of the Nasdaq Stock Market, Inc., with a fair value of $76,975, cost of $52,300, accumulated unrealized gains of $24,675, and unrealized gain for the year ended December 31, 2006 of $2,795.

Note 5 - Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and consists of the following:

Equipment	$ 46,265
Furniture and fixtures	20,228
	66,493
Accumulated depreciation	(65,690)
	$ 803

Depreciation expense for the year was $777 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 6 - Profit Sharing Plan

The Company adopted a profit sharing plan (the Plan) effective May 1992. The Company and eligible employees both may contribute to the Plan. The Plan is administered on a calendar year basis. All employees over age 21 are eligible to participate. Employee salary deferral contributions and earnings on these contributions are 100% vested. Employer contributions and earnings on these contributions are 100% vested after one year of service. There were no Plan expenses incurred for the year ending December 31, 2006. The Company made contributions totaling $30,000 for the year ending December 31, 2006, which are reflected in the accompanying statement of income in compensation and related costs.

Note 7 - Income Taxes

The cumulative unrealized gain on marketable securities of $24,675 creates a deferred tax liability of approximately $3,700, which is not recognized in the accompanying statement of financial condition as this amount is not material.

Note 8 - Commitments and Contingencies

Leases

The Company leases office space under a noncancelable operating lease, which is personally guaranteed by the Company's president and majority shareholder, expiring December 2008. Future minimum lease payments for each of the years ending December 31 are as follows:

2007	$ 20,256
2008	20,256
Thereafter	-
	$ 40,512

Office rent expense for the year was $24,045 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 8 - Commitments and Contingencies (continued)

Contingencies

There are currently no significant asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 9 - Concentration of Credit Risk

Cash held at a one financial institution exceeded the federally insured limit by $131,114 at December 31, 2006; however, this at risk amount is subject to significant fluctuations on a daily basis throughout the year.

Note 10 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Schedule I

S&P INVESTORS, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2006

Total stockholder's equity qualified for net capital	$ 111,170
Deductions and/or charges	
Non-allowable assets:	
Property and equipment, net	803
Other assets	2,250
Total deductions and/or charges	3,053
Net capital before haircuts on securities positions	108,117
Haircuts on securities:	
Cash equivalents	3
Marketable securities	11,546
Undue concentration	9,924
Total haircuts on securities:	21,473
Net Capital	$ 86,644
Aggregate indebtedness	
Accounts payable	$ 10,889
Commissions payable	162,640
Accrued expenses	35,000
Income taxes payable	4,200
Total aggregate indebtedness	$ 212,729
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 14,182
Net capital in excess of minimum requirement	$ 72,462
Ratio of aggregate indebtedness to net capital	2.46 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2006 as filed by S&P Investors, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

Board of Directors
S&P Investors, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of S&P Investors, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Irving, Texas
March 26, 2007

END